ALLIED GOLD LIMITED
ASX: ALD I TSX: ALG I AIM: AGLD
www.alliedgold.com.au
NEWS RELEASE

"This press release is not for dissemination in the USA and shall not be disseminated to USA news services"

10 NOVEMBER 2010

SIMBERI SULPHIDE PFS UNDERPINS INCREASE IN GROUP PRODUCTION TO 320,000 OZPA BY 2015

- **Sulphide Pre-Feasibility Study completed:**
  - **Net Project Cash Flow A$750 million (pre tax)**
  - **Sulphide PFS Project NPV (10%) A$334 million (pre tax)**
  - **Cash Costs A$678/oz (US$542/oz)**
- **Bankable Feasibility Study (BFS) has commenced and will assess increased sulphide throughput option from 1.5 Mtpa to 2.5 Mtpa**
- **Subject to BFS completion Group production planned to increase to an average 320,000 ozpa by 2015 including combined Simberi oxide plant expansion (100,000 ozpa) and sulphide production (100,000 ozpa), and Gold Ridge redevelopment (120,000 ozpa)**

Comment by Executive Chairman Mark Caruso; "The growing oxide and sulphide resource endowment at Simberi, which currently stands at 6.2 million ounces, warrants a production platform of at least 200,000 ounces per annum. The sulphide prefeasibility study highlights robust project economics, and as part of the bankable feasibility study over the next 12 months we will look at throughput options to increase the sulphide circuit from a proposed 1.5 Mtpa to 2.5 Mtpa with the potential for the Simberi oxide/sulphide circuit to produce circa 250-300,000 ounces of gold per annum. We are also confident that the sulphides and oxides resource inventory will increase as a result of the planned aggressive drilling program."

SIMBERI COMBINED SULPHIDE AND OXIDE PROJECT PHYSICAL & FINANCIAL DATA

Total Recovered Au koz	1,889
Project Life Yrs	15
Capital Cost A$M	$278
Gold Price US$/oz	$1,000
Exchange Rate A$:US$	0.80
Pre-tax Project Cash Flow A$M	$750
Pre-tax NPV (10%) A$M	$334
Unit Cash Cost A$/oz	$678
IRR (before tax)	18%

SENSITIVITY ANALYSIS


Sensitivity Analysis
Net Present Value
Millions
Net Present Value (A$, @10%, before tax)
$1,000.0
$800.0
$600.0
$400.0
$200.0
$-
$334
$466
$598
$730
$862
$1,000
$1,100
$1,200
$1,300
$1,400
Gold Price (US$ per ounce)

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

The preliminary evaluation of developing the Simberi sulphides through a 1.5 Mtpa process circuit has been completed.

The Pre-Feasibility Study (PFS) has demonstrated that the development of the sulphides is technically feasible and economically viable.

The study has also indicated that a larger treatment plant (2.5 Mtpa) may be appropriate given additional sulphide resources that may be discovered and to allow the Company leverage and exposure to future gold price movements.

Process: The PFS investigated the processing of refractory gold ore via the roasting of a concentrate. The flotation plant was scaled at 1.5 Mtpa throughput and high level test work has resulted in 93% gold recovery in a pyrite concentrate. The mass recovery from flotation was approximately 14%.

Concentrate grade is approximately 22 g/t gold, 23% contained sulphur and low levels (~0.3%) of arsenic.

Laboratory test work has shown that the concentrate is amenable to mineral roasting followed by thickening of the calcine (roaster ash) and conventional leach/CIP treatment to recover the gold.

The overall gold recovery through the entire process is approximately 82%.

The sulphur contained within the concentrate feed acts as fuel for the roaster.

The sulphur dioxide gas produced in the roasting process is captured and reacted with the concentrate tailing to produce a stable sulphate compound to be disposed via the existing DSTP tailing system.

Resources: The sulphide resources that form the basis of the study occur at Pigiput and Pigibo deposits and to a lesser extent the Samat deposits.

During the course of the study over 38,000 metres of drilling has been completed and a recent Resource upgrade (June 2010) and Reserve estimation (September 2010) has resulted in substantial increase in both oxide and sulphide gold inventory. The Simberi Reserves table is in the Appendix.

Current Measured, Indicated and Inferred Mineral Resources total 6.2 Moz and include total Proven and Probable Reserves of 2.2 Moz of which approximately half are sulphide hosted.

Under-explored known sulphide resources also occur at the largest oxide deposit at Sorowar and also at the Botlu deposit. Both these areas require additional exploration drilling to define extent and resource size and grade.

Further exploration for additional oxide resources is also planned, particularly in the Sorowar and Pigibo areas.

Oxides: The existing Simberi oxide process plant has a nameplate capacity of 2 Mtpa to produce on average 70,000 ounces of gold per year. At this production rate treatment of the oxides would take approximately 13 years. More importantly the sulphides ores at Pigiput and Pigibo are overlain by approximately half the current oxide reserves which would at existing processing rates take over 6 years to treat.

Given the large oxide resource, the current gold price, and the requirement to access sulphide ore the Company has embarked on an oxide plant upgrade to 3.5 Mtpa, throughput although further expansion to 5 Mtpa plus will be reviewed. The 3.5 Mtpa upgrade will result in average annual gold production of 100,000 ounces per year and allow access to the sulphide ores by 2015.

The expansion consists of a new ore reclaimer, a 2.5 MW SAG mill, additional leach tanks, a 26m diameter thickener as well as pump, piping and services upgrade commensurate with the increased throughput.

The oxide upgrade will cost A$32 million including owners costs and contingencies and the expansion will be completed December quarter 2011.

Work in progress and completed to date includes;

- Engineering design, 75% completed
- Site earthworks leach tanks, in progress
- Foundation investigation for SAG mill, leach tanks and thickener, drilling completed laboratory testing and reporting in progress
- Procurement of SAG mill and delivery to site, in progress
- Fabrication of tank plate and structural steel, in progress
- Rerouting of services (power, water & communication cables), completed
- Other upgrades in the existing plant to expansion capacity including elution and intertank screens completed, and lime slaking plant in progress

BFS: The timetable forward to complete a Bankable Feasibility Study (BFS) on the sulphide development is to continue exploration drilling on Simberi Island and other targets within the Company's exploration licence over Tatau and Tabar Islands.

The Company plans to initially carry out sulphide targeted drilling over the Sorowar deposit in 2011. This deposit is strategic to the Simberi operations because once mining is completed the void will be used to hold mine waste. Before this can be done the area needs to be sterilised.

Other technical work includes a pilot plant roaster test work to optimise roaster design and define capital and operating costs.

The Company plans to have the BFS completed for an investment decision by early 2012 and construction completed by December 2014. Should gold prices strengthen further in 2011, Allied could potentially accelerate the BFS and bring forward the sulphide development.

Key metrics: The sulphide key metrics and financial results are shown in table 2 of the Appendix. The table shows the sulphide and oxide operations as combined operation. The oxides and sulphides are intrinsically related, with the development of the sulphides dependent on removal of the oxides.

Capex: The estimated A$278 million capital cost (summarised in table 1 of the Appendix) is inclusive of the current A$32 million oxide plant expansion, mining fleet and haul roads that are required for the upgraded oxide/sulphide operation.

Modelling: The financial modelling demonstrates that the sulphide operation in conjunction with the oxide operation is financially positive with pre-tax NPV (10%) of A$334M and total project cash flow before tax of approximately A$750M. The analysis is based on US$1,000 gold price and AUD/USD exchange rate of A$0.80. The project is sensitive to gold price and this is demonstrated in the sensitivity chart in table in the Appendix.

Material Movement: Based on 1.5 Mtpa, the sulphide operation will process 14.8Mt of ore at an average grade of 2.41 g/t gold. Before the sulphide ore can be mined approximately 20 Mt of oxide ore and about 24 Mt of oxide waste needs to be removed. In addition approximately 9.1 Mt of lower grade oxide ore will be stockpiled for processing at the end of the mine life.

The life of mine waste to ore strip ratio for all materials mined is 1.2.

The expansion of the oxide plant to 3.5Mtpa throughput in conjunction with stockpiling will allow access to the sulphide ores by start 2015.

The open pit mining will be undertaken using ridged frame haul trucks loaded by hydraulic excavators. Drill and blasting of the sulphide ore and waste will be undertaken however blasting requirements in the oxides will be minimal.

The oxide ore will be trucked to the existing rope conveyor at Sorowar which has been upgraded as part of the expansion to deliver 3.5 Mt (dry) to the process plant at Pigiput Bay. A waste repository located near the load end of the rope conveyor will accommodate Sorowar oxide waste (approximately 12 Mt) and this area estate will be used to stockpile the low grade oxide waste.

The Sorowar pit will, once exhausted, be used as a repository for acid producing sulphidic waste. Initially the sulphide ores will be delivered to the processing plant at Pigiput bay by haul truck but later after 2020 when oxide mining is finished, the ore will be transferred by the rope conveyer.

Some portion of the mine wastes have been nominated for marine disposal and the material will be trucked to the coastal tip head. The production profile chart in the Appendix shows the material movements.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 418 853 922
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	c/. Merlin PR	+44 20 7726 8400

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

APPENDIX

MAP 1 - SIMBERI LOCATION MAP


ML136
Simberi Island
Sorowar
Pit Design Outline
Access Rds
Haul Rd
RopeCon
Pigiput - Plant - Sea Haul Rd
5m Cntours
0
500
1,000
metres
N
Pigibo
209,000 mN
Pigiput
Botlu
ALLIED GOLD LTD
SIMBERI GOLD PROJECT
LOCATION MAP
Samat
208,000 mN
43,000 mE
44,000 mE
45,000 mE
46,000 mE

CONCEPTUAL LAYOUT

Conceptual layout of the 1.5Mtpa sulphide plant (green) and the proposed expansion (red) of the existing 2.0Mpta oxide treatment plant


N
NORTH
MILLING
TAILINGS THICKENER
FLOCCULANT PLANT
SULPHIDE PLANT
LIME SLACKING PLANT
LEACH TANKS
NEW GENERATORS
DIESEL TANK
PROPOSED DRAINAGE CUT
CORE STORAGE (EX LIME & CYANIDE STORAGE RELOCATED)
3.5Mtpa OXIDE PLANT + 1.5Mtpa SULPHIDE PLANT
100 metres

PROCESS ROUTE


CRUSHING & MILLING
ACTIVATOR COLLECTOR FROTHER
FLOTATION
TAILINGS
CONC. THICKENING
HFO
AIR
ROASTING
OFFGAS
CALCINE
WATER
LIME
COOLING THICKENING
LIME
CYANIDE
CIL
CARBON EXPORT
CARBON IMPORT
CLEANED VENT GAS
OFFGAS SCRUBBING
DSTP

PRODUCTION PROFILE


Production Profile
Combined
Thousands
(tonnes)
(ounces)
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
300,000.0
250,000.0
200,000.0
150,000.0
100,000.0
50,000.0
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Year
Oxide Ore Mined and Milled
Oxide Transition Ore Mined and Milled
Low Grade Oxide Stockpile Milled
Sulphide Ore Mined and Milled - Oxide Plant
Sulphide Ore Mined and Milled - Oxide Plant 2
Sulphide Ore Mined and Milled
Low Grade Sulphide Stockpile Milled
Contained Au - All Sources (RHS)
Total Dore Recovered - All Sources (RHS)

SIMBERI SENSITIVITY TABLE



Sensitivity Analysis
Net Present Value
Millions
Net Present Value (A$, @10%, before tax)
$1,000.0
$800.0
$600.0
$400.0
$200.0
$-
$334
$466
$598
$730
$862
$1,000
$1,100
$1,200
$1,300
$1,400
Gold Price (US$ per ounce)

TABLE 1 - SIMBERI CAPITAL EXPENDITURE PROFILE

Capital Expenditure Assumptions	31 Dec 2011 (A$)	31 Dec 2012 (A$)	31 Dec 2013 (A$)	31 Dec 2014 (A$)	Toal (A$)
Mining Fleet - Allied Owned & Operated	$ 23,249,072	$ 2,168,320	$ 10,230,000	$ 7,230,300	$ 42,877,692
Sulphide Plant	$ -	$ -	$ 94,142,500	$ 94,142,500	$ 188,285,000
Oxide Throughput Upgrade	$ 32,000,000	$ -	$ -	$ -	$ 32,000,000
Haul Road	$ 3,600,000	$ 3,600,000	$ -	$ -	$ 7,200,000
HFO Power	$ -	$ 7,570,000	$ -	$ -	$ 7,570,000
Total	**$ 58,849,072**	**$ 13,338,320**	**$ 104,372,500**	**$ 101,372,800**	**$ 277,932,692**

TABLE 2 - SIMBERI FINANCIAL MODELLING RESULTS

SIMBERI SULPHIDE STUDY FINANCIAL MODELLING			Combined - 3.5 Mtpa Oxide & 1.5 Mtpa Sulphide
Financial Summary			
Project Life	(years)		15.0
Total Net Revenue	(A$ M)	$	2,362.8
Total Net Cash Flows Before Tax	(A$ M)	$	750.1
IRR (before tax)	(%)		18%
NPV @ 10.0% (before tax)	(A$ M)	$	333.8
Maximum Cash Draw (before tax)	(A$ M)	$	(65.2)
Maximum Cash Draw Period (years)	(years)		4.0
Payback Period After Tax (years)	(years)		7.0
Production Summary			
Waste - Sulphide	(M tonnes)		26.9
Waste - Oxide	(M tonnes)		36.0
Sulphide Ore Mined and Milled	(M tonnes)		13.2
Oxide Ore Mined and Milled	(M tonnes)		24.6
Low Grade Oxide Stockpile Milled	(M tonnes)		9.1
Low Grade Sulphide Stockpile Milled	(M tonnes)		1.6
Total Material Moved	(M tonnes)		**116.4**
Average Sulphide Head grade	(Au g/t)		2.41
Average Oxide Head grade	(Au g/t)		1.01
Sulphide Pant Dore	(troy oz.)		952,624
Oxide Plant Dore	(troy oz.)		936,172
Total Dore	(troy oz.)		**1,888,796**
Combined Ore Grade Recovery	(%)		84.7%
Cash Operating Cost Summary (Excluding Royalties)			
Cash Operating Cost Per Ounce Recovered	(A$ per troy oz.)	$	678
Cash Operating Cost Per Tonne of Ore	(A$ per tonne)	$	26.4

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

TABLE 3 - SIMBERI MINERAL RESERVES

SIMBERI MINERAL RESERVES

Material Type	Proven			Probable			Total		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	11.29	1.05	381	14.99	1.01	487	26.28	1.03	868
Transitional	0.55	1.08	19	3.95	1.11	141	4.5	1.11	160
Sulphide	0.38	1.10	13	14.69	2.34	1,105	15.07	2.31	1,119
Total	**12.22**	**1.05**	**414**	**33.63**	**1.60**	**1,733**	**45.85**	**1.46**	**2,147**

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.